Exhibit 12.1
Ratios of Earnings to Fixed Charges and Earnings to
Combined Fixed Charges and Preferred Stock Dividends
Our historical ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods indicated are set forth in the table below. As of December 31, 2017, we did not have any shares of preferred stock outstanding. On April 15, 2014, we issued 23,938.35 shares of our Senior Non-Cumulative Perpetual Preferred Stock, Series A, or Series A preferred stock, in connection with the acquisition of BOH Holdings, Inc. on such date, and all of such shares and Series A preferred stock were repurchased by us from the holder thereof on January 14, 2016. As a result of the time at which such issuance and repurchase occurred, our Series A preferred stock did not affect any of the two years ended December 31, 2017 or December 31, 2013, and had minimal impact on the year ended December 31, 2016. The dividend on our Series A preferred stock was approximately $60,000 per complete quarter, beginning with the partial quarter ended June 30, 2014 (April 15, 2014, through June 30, 2014) through the partial quarter ended March 31, 2016 (January 1, 2016, through January 14, 2016).
The ratio of earnings to fixed charges is computed by dividing (1) income from continuing operations before income taxes and fixed charges by (2) total fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing (1) income from continuing operations before income taxes and fixed charges by (2) total fixed charges and preferred stock dividends.
For purposes of computing these ratios (i) earnings consist of income before income taxes plus fixed charges, (ii) fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and the estimated portion of rental expense attributable to interest, net of income from subleases, (iii) fixed charges, including interest on deposits, include all interest expense and the estimated portion of rental expense attributable to interest, net of income from subleases, and (iv) pretax earnings required for preferred stock dividends were computed using tax rates for the applicable year.

	Year ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income before taxes	$121,687	$80,131	$57,797	$43,898	$24,461
Fixed charges	43,775	27,269	20,802	16,551	12,567
Earnings, including interest on deposits	165,462	107,400	78,599	60,449	37,028
Less: interest on deposits	28,518	16,075	12,024	9,537	6,974
Earnings, excluding interest on deposits	$136,944	$91,325	$66,575	$50,912	$30,054

Fixed charges:
Interest on deposits	$28,518	$16,075	$12,024	$9,537	$6,974
Interest on borrowings, including rent	15,257	11,194	8,778	7,014	5,593
Fixed charges, including interest on deposits	43,775	27,269	20,802	16,551	12,567
Less: interest on deposits	28,518	16,075	12,024	9,537	6,974
Fixed charges, excluding interest on deposits	$15,257	$11,194	$8,778	$7,014	$5,593
Preferred stock dividend requirements	−	8	240	169	−
Combined fixed charges and preferred stock dividend requirements, including deposits	$43,775	$27,277	$21,042	$16,720	$12,567
Combined fixed charges and preferred stock dividend requirements, excluding deposits	15,257	11,202	9,018	7,183	5,593

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	8.98x	8.16x	7.58x	7.26x	5.37x
Including interest on deposits	3.78	3.94	3.78	3.65	2.95

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements:
Excluding interest on deposits	8.98x	8.15x	7.38x	7.09x	5.37x
Including interest on deposits	3.78	3.94	3.74	3.62	2.95